EXHIBIT B

ENTERGY CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF RETAINED EARNINGS
For the Quarter Ended June 30, 2005
(In Thousands)

Retained Earnings - Beginning of period	$5,040,655

Add: Earnings applicable to common stock	286,150

Deduct:
Dividends declared on common stock	113,820
Capital stock and other expenses	-
Total	113,820

Retained Earnings - End of period	$5,212,985